October 29, 2012

FILED VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       The Piedmont Investment Trust (the “Trust”)
File Nos. 811-21689; 33-121514
Response to Staff’s Comment on Annual Report to Shareholders for fiscal year end March 31, 2012

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s response to a comment relayed in a telephone call on October 9, 2012 from Christina D’Angelo of the staff of the Securities and Exchange Commission (the “Commission”) in connection with the Trust’s Annual Report to Shareholders for fiscal year end March 31, 2012, filed on Form N-CSR.  Set forth below is the comment provided by the Commission staff and the Trust’s response.

Note 5.  Transactions with Affiliates (p. 16)

COMMENT:
The disclosure in the Notes to the Annual Report to Shareholders, Note 5 Transactions with Affiliates, regarding the exclusions from the calculation of total operating expenses under the Advisor’s Expense Limitation Agreement with The Piedmont Select Equity Fund (the “Fund”) does not fully match the disclosure regarding such exclusions from total operating expenses in the Fund’s Prospectus dated August 1, 2012.

RESPONSE:
The Trust will ensure that in the future the Expense Limitation Agreement disclosure in its Annual Report to Shareholders is consistent with the Expense Limitation Agreement disclosure in the Prospectus.

*  *  *  *  *  *  *  *  *

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comment.  Please contact me at 513.587.3451 if you have any questions.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary